UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Commission file number: 001-33801

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q
	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: September 30, 2019

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has veriﬁed any information contained herein.

If the notiﬁcation relates to a portion of the ﬁling checked above, identify the Item(s) to which the notiﬁcation relates: N/A

PART I — REGISTRANT INFORMATION

Approach Resources Inc.

(Full Name of Registrant)

Not Applicable

(Former Name if Applicable)

One Ridgmar Centre

6500 West Freeway, Suite 800

(Address of Principal Executive Office (Street and Number))

Fort Worth, Texas 76116

(City, State and Zip Code)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be ﬁled without unreasonable effort or expense and the registrant seeks relief pursuant to Rule

12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-CEN or Form N-CSR, or portion thereof, will be ﬁled on or before the ﬁfteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10 -Q or subject distribution report on Form 10-D, or portion thereof, will be ﬁled on or before the ﬁfth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-CEN, N-CSR, or the transition report or portion thereof, could not be ﬁled within the prescribed time period.

Approach Resources Inc. (the “Company”) could not complete the filing of its Quarterly Report on Form 10-Q for the period ended September 30, 2019 on a timely basis without unreasonable effort and expense because the Company requires additional time to complete the Form 10-Q and the required disclosures therein.

The Company intends to file the Form 10-Q no later than the fifth calendar day following the prescribed due date.

PART IV — OTHER INFORMATION

(1)Name and telephone number of person to contact in regard to this notiﬁcation

Joshua E. Dazey	817	989-9000
(Name)	(Area Code)	(Telephone Number)

(2)Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to ﬁle such report(s) been ﬁled? If answer is no, identify report(s).☒ Yes☐ No

(3)Is it anticipated that any signiﬁcant change in results of operations from the corresponding period for the last ﬁscal year will be reﬂected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The Company expects to report a net loss of $19.2 million for the three months ended September 30, 2019, compared to $4.3 million for the three months ended September 30, 2018. The increase in the net loss for the three months ended September 30, 2019, was primarily due to a decrease in revenue of $17.2 million.

Approach Resources Inc.

(Name of Registrant as Speciﬁed in Charter)

has caused this notiﬁcation to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	November 13, 2019	By:	/s/ Joshua E. Dazey
		Name:	Joshua E. Dazey
		Title:	Executive Vice President – Legal and Secretary